Endocyte, Inc.

3000 Kent Avenue, Suite A1-100

West Lafayette, Indiana 47906

April 19, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re:	Endocyte, Inc.
Registration Statement on Form S-3 (File No. 333-187334)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Endocyte, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 10:00 a.m. Eastern Daylight Time on April 23, 2013, or as soon thereafter as possible.

As noted in your letter to the Company dated March 25, 2013, the Company’s 10-K incorporated information from the Company’s proxy statement, which had not yet been filed. Please be advised that the Company’s proxy statement was filed earlier today, April 19, 2013.

In connection with this request, the Company acknowledges the following:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENDOCYTE, inc.

By:	/s/ Michael A. Sherman
Name:	Michael A. Sherman
Title:	Chief Financial Officer